AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 2005

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1):

        [X]    MERGER

        [ ]    LIQUIDATION

        [ ]    ABANDONMENT OF REGISTRATION
               (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

        [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY
               (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of  fund:  EXPEDITION  FUNDS,  ON  BEHALF  OF EACH  OF ITS  SERIES:
        EXPEDITION EQUITY FUND, EXPEDITION EQUITY INCOME FUND, EXPEDITION INVESTMENT GRADE BOND FUND, EXPEDITION TAX-FREE INVESTMENT GRADE BOND FUND, EXPEDITION MONEY MARKET FUND AND EXPEDITION TAX-FREE MONEY MARKET FUND. UNLESS ANSWERED SEPARATELY FOR ONE OR MORE SERIES, RESPONSES BELOW APPLY TO ALL SERIES.

3.      Securities and Exchange Commission File No.: 811-05900

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [ ]    Initial Application                [X]    Amendment

5. Address of Principal Executive Office(include No. & Street, City, State, Zip Code):


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                               101 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        JOHN M. FORD
        MORGAN, LEWIS & BOCKIUS LLP
        1111 PENNSYLVANIA AVENUE, NW
        WASHINGTON, DC  20004
        (202) 739-5856

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        COMPASS BANK
        15 SOUTH 20TH STREET
        BIRMINGHAM, AL 35233
        (205) 297-3000

        COMPASS ASSET MANAGEMENT
        2001 KIRBY DRIVE
        HOUSTON, TX  77019
        (713) 831-5525

        WEISS, PECK & GREER INVESTMENTS
        909 THIRD STREET, 32ND FLOOR
        NEW YORK, NY 10022
        (212) 908-9500

        SEI INVESTMENTS GLOBAL FUNDS SERVICES
        ONE FREEDOM VALLEY DRIVE
        OAKS, PA  19456
        (610) 676-1000

8.      Classification of fund (check only one):

        [X]    Management company;

        [ ]    Unit investment trust; or

        [ ]    Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

        [X]    Open-end   [ ]   Closed-end


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10.     State law under which the fund was organized or formed  (E.G., Delaware,
        Massachusetts):

        MASSACHUSETTS

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        COMPASS BANK
        15 SOUTH 20TH STREET
        BIRMINGHAM, AL 35233

        COMPASS ASSET MANAGEMENT
        2001 KIRBY DRIVE
        HOUSTON, TX  77019

        WEISS, PECK & GREER INVESTMENTS
        909 THIRD STREET, 32ND FLOOR
        NEW YORK, NY 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        SEI INVESTMENTS DISTRIBUTION CO.
        ONE FREEDOM VALLEY DRIVE
        OAKS, PA  19456

13.     If the fund is a unit investment trust ("UIT") provide: N/A

        a. Depositor's name(s) and address(es):

        b. Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

        [ ]    Yes      [X]    No


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        If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-_________

                  Business Address:

15.      (a)      Did  the  fund  obtain  approval  from  the  board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]    Yes              [ ]    No

                  If Yes, state the date on which the board vote took place:
                  DECEMBER 10, 2004

                  If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]    Yes              [ ]    No

                  If Yes, state the date on which the shareholder vote took place: FEBRUARY 24, 2005


                  If No, explain:


II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [X]    Yes               [ ]   No

        (a) If Yes, list the date(s) on which the fund made those distributions:

            FEBRUARY 25, 2005


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        (b) Were the distributions made on the basis of net assets?

                  [X]    Yes              [ ]    No

        (c) Were the distributions made PRO RATA based on share ownership?

                  [X]    Yes              [ ]    No

        (d)       If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

        (e)       LIQUIDATIONS ONLY:

                  Were any distributions to shareholders made in kind?  N/A

                  [ ]    Yes            [ ]       No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     CLOSED-END FUNDS ONLY:

        Has the fund issued senior securities?  N/A

        [ ]    Yes               [ ]   No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [X]    Yes               [ ]   No

        If No,

        (a) How many shareholders does the fund have as of the date this form is filed?

        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ]    Yes               [X]   No


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        If  Yes,  describe  briefly the plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

        [ ]     Yes               [X]   No

        If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b)       Why has the fund retained the remaining assets?

        (c)       Will the remaining assets be invested in securities?

                  [ ]    Yes              [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ]    Yes               [X]   No

        If Yes,

        (a) Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a) List the expenses incurred in connection with the Merger or
        Liquidation:

                  (i) Legal expenses: $161,039.90

                  (ii)     Accounting expenses: $3,000.00

                  (iii)    Other expenses (list and identify separately):
                           PRINTING/TYPESETTING EXPENSES: $75,000.00
                           PROXY/MAILING TABULATION: $30,000.00


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                  (iv)     Total  expenses  (sum  of  lines  (i)-(iii)   above):
                           $269,039.90

        (b) How were those expenses allocated? NO EXPENSES WERE ALLOCATED TO THE FUND IN CONNECTION WITH THE MERGER.

        (c) Who paid those expenses? EXPENSES INCURRED IN CONNECTION WITH THE MERGER WERE BORNE BY COMPASS ASSET MANAGEMENT AND GOLDMAN SACHS ASSET MANAGEMENT, L.P. ("GSAM") PURSUANT TO THE TERMS OF THE AGREEMENT AND PLAN OF REORGANIZATION. GSAM ACTS AS THE INVESTMENT ADVISER TO THE GOLDMAN SACHS TRUST ("GST"), THE ACQUIRING FUND IN THE MERGER.

        (d)       How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ]    Yes               [X]   No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ]    Yes               [X]   No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ]    Yes               [X]   No

        If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26    . (a) State the name of the fund surviving the Merger:

                EXPEDITION EQUITY FUND = GOLDMAN SACHS CORESM U.S. EQUITY FUND.

                EXPEDITION EQUITY INCOME FUND = GOLDMAN SACHS GROWTH AND INCOME FUND.

                EXPEDITION INVESTMENT GRADE BOND FUND = GOLDMAN SACHS CORE FIXED INCOME FUND.


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                EXPEDITION  TAX-FREE  INVESTMENT GRADE BOND FUND = GOLDMAN SACHS
                MUNICIPAL INCOME FUND.

                EXPEDITION MONEY MARKET FUND = GOLDMAN SACHS FINANCIAL SQUARE PRIME OBLIGATIONS FUND.

                EXPEDITION TAX-FREE MONEY MARKET FUND = GOLDMAN SACHS FINANCIAL SQUARE TAX-FREE MONEY MARKET FUND.

                EACH OF THE ABOVE GOLDMAN SACHS ACQUIRING FUNDS IS A SERIES OF GST (FILE NO. 811-5349).

        (b) State the Investment Company Act file number of the fund surviving the Merger: 811-5349

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File number:      333-120839
                  Form Type:        N-14
                  Filing Date:      NOVEMBER 30, 2004

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The  undersigned  states  that  (i)  he has  executed  this  Form  N-8F application  for an order under  Section 8(f) of the  Investment  Company Act of

1940 on behalf of Expedition  Funds, (ii) he is the Vice President and Secretary

of Expedition  Funds, and (iii) all actions by shareholders,  trustees,  and any other body necessary to authorize the  undersigned to execute and file this Form

N-8F application have been taken. The undersigned also states that the facts set forth in this  Form  N-8F  application  are  true to the best of his  knowledge,

information and belief.


                               /s/ James Ndiaye
                               ____________________________________________
                               Name: James Ndiaye
                               Title: Vice President and Secretary